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                                                       Filed by IXYS Corporation
                                       Pursuant to Rule 425 under the Securities
                                                    Act of 1933 and deemed filed
                                                      pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                                    Subject Company: Clare, Inc.
                                                   Commission File No. 000-26092


CONTACTS:

IXYS CORPORATION
Arnold Agbayani
Senior Vice President, Finance & CFO
IXYS Corporation
3540 Bassett Street
Santa Clara, CA  95054
(408) 982-0700

CLARE, INC.
Harry Andersen
Senior Vice President & CFO
Clare, Inc.
78 Cherry Hill Drive
Beverly, MA  01915
(978) 524-6700


                        IXYS CORPORATION AND CLARE, INC.
                           ENTER INTO MERGER AGREEMENT

        Combined Entity To Capitalize on Technology Platforms and Growth
                     Via a Broader, Deeper Product Strategy

SANTA CLARA, CALIF., AND BEVERLY, MASS.--(BUSINESS WIRE)--APRIL 23, 2002--IXYS Corporation (NASDAQ:SYXI) and Clare, Inc. (NASDAQ: CPCL) today announced they have entered into a definitive merger agreement under which IXYS, a leader in the design, development and manufacture of power semiconductors for power conversion and motion control applications, has agreed to acquire Clare, a leading designer and manufacturer of high-voltage integrated circuits, solid state relays, mixed-signal ASICS and driver IC's for OLED displays. The merger agreement, which was unanimously approved by each company's board of directors, provides that stockholders of Clare would receive 0.49147 of a share of IXYS common stock in exchange for each share of Clare common stock that they hold. This exchange ratio implies a transaction value for Clare of approximately $55 million, which represented a 50% premium to the
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average closing price of a share of Clare common stock for the 30-day period ended April 19, 2002.

IXYS expects to issue approximately 4.87 million shares of common stock in exchange for the outstanding shares of Clare common stock. In addition, IXYS would assume options to acquire approximately 1.02 million shares of IXYS common stock. The transaction, which is subject to customary conditions to closing, including the receipt of regulatory approvals and the approval of the stockholders of both IXYS and Clare, is expected to close by late in the second calendar quarter or early in the third calendar quarter of this year.

The parties believe that the addition of Clare's products to IXYS' existing product lines would create the industry's premier line of discrete components and integrated circuits and position the combined company to meet a broader range of customer needs in a variety of vertical markets worldwide. The parties expect that the transaction will yield significant operational synergies and cost savings upon completion of the integration of the two companies. If the merger closes in the anticipated timeframe, the companies anticipate that the combined company would have a closing date balance sheet with approximately $40 million in cash and no significant long-term debt other than equipment leases, creating a strong platform from which the combined company could embark upon further strategic initiatives in current and future markets.

"The agreement with Clare is an exciting strategic move for IXYS that we believe will clearly benefit the stockholders of both companies by increasing the opportunities available to the larger, combined company to meet customer needs with industry-leading product offerings and services. We also believe that our complementary product lines will provide the opportunity for the combined company to reach customers in new markets worldwide," said Dr. Nathan Zommer, founder and CEO of IXYS. "We expect that Clare's outstanding products, talented employees, strong reputation and market presence will contribute to a strong combined company that will serve as a vehicle for innovation in the semiconductor marketplace. In addition, the anticipated operational synergies resulting from the combination of our two companies are expected to significantly improve the financial performance of the operations contributed by Clare to the combined company."

Larry Mihalchik, President and CEO of Clare, who is expected to join the IXYS Board of Directors at the closing of the merger, said, "There is a strong fit between the two companies. While we share many common business attributes, we expect that the synergies created by the combination of our diverse technologies, product lines and customer bases will be a source of strength for the combined company and represents one of the principal opportunities presented by this merger. We anticipate that our stockholders, customers and employees will benefit greatly from the strengths of the combined company. We are pleased to have a partner that we believe will accelerate the opportunities within our company and capitalize on our talent, technologies and capabilities."
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Investors and interested parties within the United States may listen to the
IXYS-Clare conference call on Tuesday, April 23, 2002, at 8:00 a.m. Pacific/11:00 a.m. Eastern by dialing (877) 847-5345 and providing the operator with the confirmation code 755883. International callers may connect to the call by dialing (719) 867-0700. A replay of the IXYS-Clare conference call will be available for one week beginning at 11:00 a.m. Pacific/2:00 p.m. a.m. Eastern by calling (888) 203-1112 in the United States or (719) 457-0820 Internationally. The confirmation code for the replay is 755883.

ABOUT IXYS CORPORATION

IXYS Corporation offers a broad line of power semiconductors, including power MOSFETs, IGBTs, ultra-fast reverse recovery diodes, thyristors and rectifiers, multi-chip modules, DCB ceramic substrates and power interface integrated circuits. Directed Energy, Inc., an IXYS subsidiary in Colorado, offers a line of RF power MOSFETs, laser diode drivers and high power pulse generators. Westcode Semiconductors, Limited, an IXYS subsidiary in the UK, offers a broad range of very high-power thyristors, diodes IGBTs and subsystems. Additional information about IXYS can be found at www.ixys.com.

ABOUT CLARE, INC.

Clare is a leader in the design and manufacture of high-voltage analog circuits. The Company's products enable communications by providing the critical interface between high-voltage electrical signals and the low-voltage electronics that process those signals. Leading manufacturers of data communications, telecommunications, and industrial equipment around the world rely on Clare for semiconductors and specialized electronic components. Additional information about Clare can be found at www.clare.com.

                                       ###

            This press release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, including forward- looking statements and assumptions regarding the amount and timing of synergies that may be achieved in connection with the merger, the strength of the combined company's balance sheet, the degree to which the combined company will alter the competitive landscape in its industry, prevailing market conditions and the combined company's ability to successfully introduce new products. These statements and all other statements that are not historical facts are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, among others, the following: the possibility that the merger may not close; the ability of the combined company to manage the cost of integrating the two companies and effectively integrate the separate businesses of IXYS and Clare; the failure of IXYS to realize the synergies that may be derived from the acquisition; the costs associated with the acquisition; higher than anticipated expenses that the combined company may incur in future quarters or the inability to identify expenses that can be eliminated; the ability of the combined company to retain key employees; the ability of IXYS and Clare to develop and market new products following the consummation of the acquisition;
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customer demand for the products of the combined organization and technological changes in the industries in which IXYS and Clare operate. In addition, please refer to the risk factors contained in each of IXYS' and Clare's filings with the Securities and Exchange Commission, including IXYS' Annual Report on Form 10-K for the fiscal year ended March 31, 2001, filed on June 28, 2001 and Clare's Registration Statement on Form S-1, filed on June 20, 1995. Neither IXYS nor Clare undertakes any obligation to publicly release the results of any revisions to these forward-looking statements.

IXYS intends to file a registration statement on Form S-4 in connection with the transaction, and IXYS and Clare intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of IXYS and Clare are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about IXYS, Clare and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from IXYS and Clare. In addition to the registration statement on Form S-4 to be filed by IXYS in connection with the transaction, each of IXYS and Clare file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by IXYS and Clare with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from IXYS and Clare.

IXYS' executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of IXYS and Clare in favor of the merger. A description of the interests of IXYS' executive officers and directors in IXYS is set forth in the proxy statement for IXYS' 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 1, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of IXYS' executive officers and directors in the merger by reading the joint proxy statement/prospectus filed with the SEC when it becomes available.

Clare's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of IXYS and Clare in favor of the merger. A description of the interests of Clare's executive officers and directors in Clare is set forth in the proxy statement for Clare's 2001 Annual Meeting of Stockholders, which was filed with the SEC on August 1, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Clare's executive officers and directors in the merger by reading the joint proxy statement/prospectus filed with the SEC when it becomes available.